VIA EDGAR TRANSMISSION

March 28, 2006

SEC Headquarters
100 F Street, NE
Washington, DC 20549
Office of Investor Education and Assistance

Re: pSivida Limited Registration Statement on Form F-3

Ladies and Gentlemen:

On behalf of pSivida Limited (the “Company”), we respectfully submit this registration statement on Form F-3 that registers the resale of 5,665,000 ordinary shares represented by 566,500 American Depositary Shares (“ADSs”). By means of a private placement, we sold 515,000 ADSs to the selling shareholders named in the registration statement together with warrants to acquire up to 51,500 additional ADSs.

Please note that the Company has simultaneously filed a registration statement on Form F-3 that registers the resale of 4,869,252 ADSs by the holder of a subordinated convertible promissory note and warrant issued in a separate private placement. The Company also expects to file a third registration statement on Form F-3 to register the resale of 159,836,610 ordinary Shares represented by 15,983,661 ADSs issued pursuant to the acquisition of Control Delivery Systems, Inc. by the Company.

Please be advised that the Company anticipates making an oral request for acceleration of effectiveness of this registration statement pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”). In that regard, this letter confirms that the Company is aware of its obligations under the Securities Act as they relate to the offering of shares described in this registration statement.

Please call me at (212) 696-8880 if you have any questions about this filing. We would very much appreciate the staff’s assistance in declaring this registration statement effective as soon as possible.

Very truly yours,

Curtis, Mallet-Prevost, Colt & Mosle LLP

/s/ Peter F. Stewart
Peter F. Stewart